Filed by Smith & Nephew Group plc pursuant to

Rule 425 under the Securities Act of 1933

Subject Company: Centerpulse Ltd.

(Commission File No.: 333-104751)

On June 23, 2003, Smith & Nephew delivered the following correspondence to the London Stock Exchange.

23 June 2003

The Secretary

London Stock Exchange

RNS

Old Broad Street

London

EC2N 1HP

Dear Sirs,

Cancellation and Repayment of Preference Shares and Scheme of Arrangement.

At a hearing on Friday, 20 June 2003, the High Court approved the cancellation and repayment of all of the issued and unissued 5.5 per cent. cumulative preference shares of £1 each in Smith & Nephew plc (the ‘Preference Shares’) by way of a reduction of capital. The reduction of capital is expected to become effective today, Monday, 23 June 2003, and the 268,500 issued Preference Shares are expected to cease trading on the London Stock Exchange and be cancelled from the Official List of the UK Listing Authority on Tuesday, 24 June 2003.

Under the terms of the cancellation and repayment, Preference shareholders will receive £1.38 per Preference Share together with accrued dividends to the date of repayment. Preference Shareholders will be sent a cheque no later than Monday, 7 July 2003.

At the same hearing the High Court agreed, at the request of Smith & Nephew, to adjourn the hearing of the proposed scheme of arrangement until such later time as Smith & Nephew may request. Smith & Nephew requested the adjournment to allow it to consider the impact of Zimmer’s offers for Centerpulse A.G. and InCentive Capital A.G. on the Smith & Nephew scheme of arrangement.

Yours faithfully,

P.R. Chambers

Company Secretary

United States of America

The offer for Centerpulse shares is being made in the United States only through a prospectus/offer to exchange, which is part of a registration statement filed with the SEC by Smith & Nephew Group. Centerpulse shareholders who are US persons or are located in the United States are urged to read the registration statement, including the prospectus/offer to exchange included therein, and the other documents filed, or to be filed, with the SEC by Smith & Nephew Group or Centerpulse relating to the Centerpulse offer, because they contain important information about the Centerpulse offer. You may obtain a free copy of these documents from the SEC’s Web site at www.sec.gov. You may also obtain this information from Morrow & Co., Inc., the US information agent for the Centerpulse offer, at (800) 607-0088, or by e-mail at centerpulse.info@morrowco.com